NASDAQ Listing Moves Forward as SOL Strategies Sets Record Date for Stock Consolidation

8:1 consolidation positions company for U.S. exchange listing as institutional adoption accelerates

Toronto, Ontario--(Newsfile Corp. - July 30, 2025) - SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) (formerly, Cypherpunk Holdings Inc, "Sol Strategies" or the "Company"), a publicly traded Canadian company dedicated to investing in and providing infrastructure for the Solana blockchain ecosystem, today announces that further to its press release on July 23, 2025, the Company has set the record date for the consolidation of its issued and outstanding common shares (the "Common Shares") on the basis of (1) new Common Share for every (8) eight existing Common Shares (the "Consolidation") as August 5, 2025 (the "Effective Date").

Effective at the opening of trading on the Effective Date, the Common Shares will commence trading on the CSE on a consolidated basis. The Consolidation is subject to the acceptance of the Canadian Securities Exchange.

"This consolidation represents a pivotal step in our journey to become the institutional backbone of the Solana ecosystem," said Leah Wald, Chief Executive Officer of the Company. "As the first public company to recognize and build upon Solana's transformative potential, we're now positioning ourselves to access the deeper capital markets that will fuel our continued expansion. The NASDAQ listing is meant to unlock opportunities to serve an even broader base of institutional and retail investors seeking exposure to the fastest-growing blockchain ecosystem."

At the date hereof, there are a total of 176,477,723 Common Shares issued and outstanding. Assuming no other changes to the issued and outstanding Common Shares a total of 22,059,715 Common Shares, subject to adjustments for rounding will be issued and outstanding on the Effective Date. Each shareholder's percentage ownership in the Company and proportionate voting power remains unchanged after the Consolidation, except for minor changes and adjustments resulting from the treatment of any fractional Common Shares.

Post-Consolidation Shares will be subject to downward adjustment in the event the Consolidation would otherwise result in a shareholder of the Company holding a fraction of a Common Share, in which case such shareholder shall not receive a whole Common Share for each such fraction.

The exercise price of the Company's existing incentive stock options under the Company's omnibus equity incentive plan, the number of Common Shares issuable thereunder, and the exercise price and number of Common Shares issuable under certain outstanding warrants and convertible securities will also be adjusted in accordance with the Consolidation.

In connection with the Consolidation, the Company has obtained a new unrestricted CUSIP (83411A205) and ISIN (CA83411A2056). There will be no name change or trading symbol change in conjunction with the Consolidation.

About SOL Strategies

SOL Strategies Inc. (CSE: HODL) (OTCQB: CYFRF) is a Canadian investment company that operates at the forefront of blockchain innovation. Specializing in the Solana ecosystem, the company provides strategic investments and infrastructure solutions to enable the next generation of decentralized applications.

To learn more about SOL Strategies, please visit www.solstrategies.io. A copy of this news release and all the Company's related material documents regarding the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Investor Contact:

John Ragozzino, CFA

solstrategies@icrinc.com

203.682.8284

Media Contact: solstrategies@scrib3.co

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward-looking statements and information. More particularly and without limitation, this news release contains forward-looking statements and information relating to the Company's or the Company's management team's expectations, hopes, beliefs, intentions or strategies regarding the future, and expectations regarding the characteristics, value drivers, and anticipated benefits of the Company's business plans and operations related thereto. Forward-looking information can also be identified by the use of forward- looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the share consolidation and the effective date thereof, NASDAQ listing timeline, and the Company's future growth and strategic positioning. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

The purpose of forward-looking information is to provide the reader with a description of management's expectations, and such forward-looking information may not be appropriate for any other purpose. There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates, and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates, and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

SOL Strategies is an independent organization in the Solana ecosystem. SOL Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with SOL Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with respect to the accuracy of any statements made, information provided, or action taken by SOL Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

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